Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 22, 2022

Chapter Name 1 Q3 2022

2 Highlights Q3 Highlights Q3 2022 Financials Q3 2022 The market turmoil from the first half of the year has continued, and the persisting weak token prices continue to impact the Filecoin ("FIL") revenue of DLTx ASA (the "Company" or "DLTx"), the value of FIL on the Company's balance sheet and the value of the Company's investment portfolio.DLTx Cloud's strong FIL production continues and production grew by ~56% in the third quarter compared to the second quarter of 2022. The Company's business model remains unchanged, and we continue to build the number of FIL on the balance sheet.The Company reported a loss before tax of USD ~$1.6 million for the third quarter 2022, a decrease from a profit before tax of USD ~$3.8 million in the corresponding period in 2021. The Company had a negative cash flow from operating activities of USD ~$3 million in the quarter, an increase from negative cash flow of USD ~$0.2 million in Q3 2021, contributing to cash and cash equivalents of USD ~ $1.8 million and total current assets of USD $5.9 million. Outlook As previously communicated, the Company will be calling several extraordinary general meetings over the coming months with respect to certain matters that must be approved in connection with the business combination with Blockchain Moon Acquisition Corp. ("BMAQ"). The Company’s continuing efforts to identify and commercialize new opportunities in Web3 created two new European Filecoin joint ventures in Q3 2022 and looking forward, the Company intends to extend the Digital Assets division to Bitcoin mining. ↳ 57,235 FIL production in Q3 ↳ Agreement with BMAQ for sale of all blockchain assets ↳ Total revenue of USD $362,000 for Q3 ↳ Turmoil in digital asset markets - DLTx does not trade tokens –Up 56% from Q2

3 CEO LetterCEO LetterDLTx – Doing Business with Blockchains The biggest news for the third quarter is that BMAQ, a Nasdaq-listed special purpose acquisition company, has agreed to acquire all of DLTx’s Web3 infrastructure assets and distributed ledger technology investments in a transaction valuing the assets at USD $106.6 million. I believe that this will enable the Company to expand at a greater pace through access to U.S. capital markets.Volatility in the digital asset markets continued in the third quarter, and the weak Filecoin price has led to a further write-down of the FIL on our balance sheet and resulted in lower revenues. Our total income for the quarter is USD $363,000, while the loss for the period was USD ~$1.6 million. We have continued to focus on the development of our business units to build a strong foundation for our future growth. At DLTx, we do not trade or speculate on the directional moves of tokens, and our operations have not been directly affected by the recent trends that have affected some participants in the digital asset markets.We have continued our development as an enterprise infrastructure provider for Web3 and public blockchains, and I believe our progress in DLTx Cloud and DLTx Digital Assets this quarter has been very important for the Company’s future growth. With DLTx Cloud, we have expanded our footprint through the establishment of two new European joint ventures. With DLTx Digital Assets we have taken significant strides to develop a vertically integrated and sustainable Bitcoin division.Through our active role in the Filecoin ecosystem, we have built strong bonds with premier European Filecoin participants, and I am very happy to report that DLTx is now involved in Web3 infrastructure development in Europe. As we announced on 16 September, we have partnered with Dcent in Holland to create Storify, and we have partnered with TwinQuasar in France to create Helix. Our journey with these great partners has only just begun, and I’m looking forward to sharing our progress as the build- out of these two joint ventures continues.With DLTx Digital Assets, we aim to launch a Bitcoin operation covering all aspects of Bitcoin mining, from collaborative ASIC manufacturing to full site development and operation with a focus on sustainability. We target sites utilizing wind, hydro, solar and flare gas by harnessing power where there is either overcapacity, no viable connection to the grid, or an ability to turn waste into power, such as with flare gas (preventing methane release). We are proud to have assembled an operating team that has experience deploying and managing Bitcoin mining globally, and we will look to employ their experience in the launch of our initial North American sites. Over the next six months, we anticipate initial power capacity of 19.8MW between three sites and total expansion potential to exceed 200MW.Work on the DLTx Ventures spin-off and merger with Silicon Valley Blockchain Society also progresses. The merged entity will be renamed Revolution AS, and we are targeting a listing on Euronext Growth in the spring of 2023. Thomas Christensen CEO

Responsibility statement

The Board and CEO confirm to the best of our belief that:

• The enclosed financial statements, which have been prepared in accordance with IAS 34 – Interim Reporting, give a true and fair view of the Company's assets, liabilities, financial position and result of operation.

• The information presented in the management report includes a true and fair review of potential risks and uncertainties, as well as the impact of important events on the consolidated financial statements.

• The enclosed financial statements include a true and fair view on related-party transactions.

Oslo, November 22nd, 2022, Board of Directors, DLTx ASA

Viggo Leisner	James Haft	Kari Mette Toverud
Board Member	Chairman	Board Member

Thomas Christensen
CEO

DLTX Responsibility statement 4

DLTx – Projects and Assets

Projects

Rhodium Enterprises (Bitcoin mining)

Rhodium Enterprises ("Rhodium") is one of the largest industrial scale Bitcoin mining operations in North America, with 100 megawatts of liquid cooled miners online and an ongoing expansion of its second site with 225 megawatts.

DLTx's shareholding in Rhodium Enterprises is the result of a roll-up of our Rhodium 30MW position in Q2 2021.

The IPO to list on Nasdaq under symbol RHDM was planned for January 2022, but was delayed due to market conditions. As a result of the postponement and prevailing market conditions for listed Bitcoin miners, the value was adjusted downwards to USD ~$6.9 million in Q1 2022.

Rhodium has since announced that they will be going public through reverse merger with SilverSun Technologies in a deal scheduled to be completed by the end of the year.

More information about the company can be found on www. rhdm.com.

Blockchain Moon Acquisition Corp. (BMAQ)

On 14 October 2022, BMAQ and DLTx entered into a business combination agreement for BMAQ to acquire all the Web3 infrastructure and distributed ledger technology assets of DLTx. DLTx was an early investor in BMAQ's sponsor.

More information about the company can be found at www.bmaq.io and in BMAQ's filings with the U.S. SEC at www.sec.gov.

Project	Est. Value (30 Sep 2022)
Rhodium Enterprises	$ 6 883 534
BMAQ	$ 4 012 155

DLTX DLTx – Projects and Assets 5

Assets

Project	Webpage	Est. Value (30 Sep 2022)
AdNode	https://adnode.io/	$ 111 589
metaMe	https://metame.com/	$ 0
Tradestars	https://tradestars.app/	$ 0
SportsCastr	https://sportscastr.com/	$ 0
Globex-Horizon	https://www.horizonfintex.com/	$ 250 000
Newchip/Astralabs	https://launch.newchip.com/	$2 333 097
Nodle	https://nodle.io/	$ 57 440
Vertalo	https://www.vertalo.com/	$ 237 712
SVBS	http://www.svbs.one/	$ 2 015 992
Tari	https://www.tari.com/	$ 157 280
Two12	https://www.two12.co/	$ 72 000
AlphaPoint	https://alphapoint.com/	$ 33 000
Titan	https://titan.io/	$ 800 000
SDG Exchange	https://sdgexchange.io/	$ 0
Avocado	https://www.avocadodao.io/	$ 5 000
WeatherXM	https://weatherxm.com/	$ 100 000

DLTX DLTx – Projects and Assets 6

DLTx – Liquid assets

HBAR

HBAR is the native energy-efficient cryptocurrency of Hedera Hashgraph, a breakthrough technology in distributed ledger technologies. Hedera Hashgraph can process 833x more transactions per second than Ethereum (ETH) and can guarantee settlement in seconds. This leap in performance allows novel products to be built, such as trustless carbon trading by Dovu, $600m coupon fraud prevention by the coupon bureau, and much more.

BEAM

Beam is a layer 1 application with native, decentralized cross chain swaps between some of the top blockchains including Bitcoin (BTC), ETH, and Binance Smart Chain. Beam is prioritizing the developer experience and has crafted a very engaged community around their ecosystem. Beam is continuing to innovate in this space and is launching its very own dApp store to further support its developer community.

POLY

Polymath is launching an institutional grade blockchain built specifically for regulated assets. Polymath service provider marketplace brings together all of the necessary participants and components to have fully compliant securities trading on-chain. Polymath is becoming a notable technology provider for organizations looking to upgrade their current trading systems and cut down on IT costs associated with running their own systems.

PEG

Pegnet is a decentralized stablecoin network with scalable liquidity. Pegnet has eliminated slippage and traditional arbitrage for traders which makes it a very powerful tool in the DeFi space. Pegnet's core ethos is interoperability and can be used on multiple chains, expanding the potential of its network effects.

Cryptocurrency	Holding (30 Sep 22)	Price (30 Sep 22)*	Booked value
Beam (BEAM)	40 920	$ 0,1819	**$ 7 443**
Hedera (HBAR)	695 163	$ 0,05787	**$ 40 229**
PegNet (PEG)	30 000 000	$ 0,00001702	**$ 511**
Polymath (POLY)	50 000	$ 0,242	**$ 12 100**

** Coinmarketcap.com*

DLTX **DLTx – Liquid assets** 7

DLTx – Other assets/receivables

USD loans to previous mining partner (AMI)

On 20 December 2019, DLTx sold all of its shares in the Canadian iron ore project, Ambershaw Metallics (AMI), and restructured all related assets towards the AMI project. Post restructuring, DLTx's remaining assets related to AMI originally consisted of three separate loans with a combined face value of USD $4.8 million.

Due to the COVID-19 pandemic, the progress of the project has stalled, resulting in no significant repayments. DLTx has a close dialogue with the owner of the AMI project, Legacy Hill Resources, giving reassurances of the project's prospects and their ambitions to repay the loans accordingly.

Term loan 1 was repaid in full in December 2021, including all outstanding interest rates related to the loan

Loan	Initial principal	Remaining principal	Outstanding interest rate	Discounted value	Booked value	Due date
Term loan 1	$ 500 000	-	-	-	-	-
Term loan 2*	$ 2 842 042	$ 2 842 042	$ 588,565	$ -406,027	**$ 3,024,579**	20 Dec 2024
Promissory note	$ 1 500 000	$ 1 500 000	$ 310,638	$ -216,144	**$ 1,594,493**	20 Dec 2024

* In line with the loan agreement of 20th December 2019, the outstanding amount of the loan is discounted by 15% if repaid within 2022.

Other

In relation to the transaction where DLTx (then Element ASA) purchased Distributed Ledger Technologies Ireland, Ltd, there has been recognized an outstanding amount that has been formalized as a promissory note between DLTx and the sellers in the transaction.

Loan	Initial principal	Outstanding amount	Booked value
Promis-sory note	$ 149 282	$ 150 780	**$ 150 780**

DLTX

DLTx – Other assets/receivables

8

Financial Statements

Income statement

		Third quarter		Year to date		Year end
(USD '000)	*Note*	30/09/2022	30/09/2021	30/09/2022	30/09/2021	31/12/2021
Revenue		**0**	**276**	**370**	**276**	**544**
Other income		362	530	1,229	530	1,450
Total income		**363**	**806**	**1,599**	**806**	**1,994**
Cost of goods sold		-1,082	-	-2,192	-	-
Net income/loss from equity acct. investments		-	-	-	-	-
Depreciation		-1,519	-	-3,233	-	-635
Salary and social security cost		-649	-151	-1,682	-1,302	-2,558
Other operating expenses		-1,322	-870	-3,763	-1,569	-3,891
Operating loss		**-4,209**	**-216**	**-9,271**	**-2,066**	**-5,089**
Financial income		4,967	4,278	5,451	8,057	334
Financial costs		-2,361	-265	-6,131	-294	-205
Equity accounted investments		-	-	-	-	-
Net financial items		**2,606**	**4,013**	**-679**	**7,763**	**130**
Profit/loss before tax		**-1,603**	**3,797**	**-9,950**	**5,697**	**-4,960**
Income Taxes		-196	-	-150	-	-
Profit/loss after tax		**-1,799**	**3,797**	**-10,100**	**5,697**	**-4,960**
Loss discontinued operations, after tax		-	-	-	-	-
Profit/loss for the period		**-1,799**	**3,797**	**-10,100**	**5,697**	**-4 960**
Profit/loss attributable to non-controlling interests		-14	52	-14	52	-445
Profit/loss attributable to DLTx ASA shareholders		**-1,785**	**3,745**	**-10,086**	**5,645**	**-4,515**

DLTX
Financial Statements
9

	Third quarter		Year to date		Year end
Basic and diluted earnings per share	-0.03	0.07	-0.14	0.10	-0.08
Basic and diluted earnings per share - continued operations	-0.03	0.07	-0.14	0.10	-0.08
Basic and diluted earnings per share - discontinued operations	-	-	-	-	-
Other comprehensive income:					
Items that will be reclassified to income statement					
Currency translation adjustments	-1,068	-301	-2,483	-228	-343
Other comprehensive income	**-1,068**	**-301**	**-2,483**	-228	**-343**
Total comprehensive income	**-2,867**	**3,497**	**-12,583**	**5,468**	**-5,302**
Total comprehensive income attributable to non-controlling interests	**-14**	**52**	**-14**	**52**	**-445**
Total comprehensive income attributable to DLTx ASA share-holders	**-2,853**	**3,445**	**-12,569**	**5,416**	**-4,858**

DLTX Financial Statements 10

Balance sheet

(USD '000)	Note	Year to date 30/09/2022	Year end 31/12/2021
ASSETS			
Goodwill		7,608	-
Intangible asset		25	248
Financial investments	*4*	21,939	20,000
Property, plant and equipment		19,098	3,580
Right of use assets		1,934	222
Equity accounted investments		-	-
Total non-current assets		**50,604**	**24,051**
Financial investments	*4*	-	-
Inventories		2,794	6,833
Other receivables		1,340	6,402
Cash and cash equivalents	*5*	1,782	11,047
Total current assets		**5,917**	**24,281**
Assets classified as held for sale		-	-
Assets classified as held for sale		-	-
TOTAL ASSETS		**56,520**	**48,332**
EQUITY			
Share capital		13,131	10,693
Other paid-in-capital		120,489	110,365
Cumulative translation adjustments		7,828	10,311
Other equity		-117,849	-107,554
Non-controling interests		-12	-445
Total equity		**23,587**	**23,371**
LIABILITIES			
Deferred tax liabilities		210	-
Lease Liabilities		1,889	223
Other long term liabilities		26,002	22,415
Total long term liabilities		**28,101**	**22,638**
Trade payables		1,218	963
Other current liabilities		3,614	1,361
Total current liabilities		**4,832**	**2,324**
Liabilities associated with assets classified as held for sale		-	-
Liabilities associated with assets classified as held for sale		-	-
TOTAL EQUITY AND LIABILITIES		**56,520**	**48,332**

DLTX
Financial Statements
11

Statement of equity

(USD '000)	Share capital	Other paid-in capital	Cumulative translation adjustments	Other equity	Held for sale	Non -controlling interests	Total
Equity 1 January 2021	**3,500**	**94,713**	**10,654**	**-103,234**	**-**	**-**	**5,633**
Loss for the period	-	-	-	-4,515	-	-445	-4960
Other comprehensive income	-	-	-343	-	-	-	-343
Total comprehensive income	**-**	**-**	**-343**	**-4,515**	**-**	**-445**	**-5,302**
Capital increase	7,193	15,277	-	-	-	-	22,470
Sale of own shares	-	375	-	-	-	-	375
Share options cost	-	-	-	195	-	-	195
Converted warrants	-	-	-	-	-	-	-
Total transactions with owners	**7,193**	**15,651**	**-**	**195**	**-**	**-**	**23,040**
Equity 31 December 2021	**10,693**	**110,365**	**10,311**	**-107,554**	**-**	**-445**	**23,371**

(USD '000)	Share capital	Other paid-in capital	Cumulative translation adjustments	Other equity	Held for sale	Non -controlling interests	Total
Equity 1 January 2022	**10,693**	**110,365**	**10,311**	**-107,554**	**-**	**-445**	**23,371**
Result for the period	-	-	-	-10,086	-	-14	-10,100
Other comprehensive income	-	-	-2,483	-	-	-	-2,483
Total comprehensive income	**-**	**-**	**-2,483**	**-10,086**	**-**	**-14**	**-12,583**
Capital increase	2,437	10,124	-	-	-	-	12,562
Sale of own shares	-	-	-	-	-	-	-
Share options cost	-	-	-	238	-	-	238
Transaction with minority	-	-	-	-447	-	447	-
Converted warrants	-	-	-	-	-	-	-
Total transactions with owners	**2,437**	**10,124**	**-**	**-209**	**-**	**447**	**12,800**
Equity 30 September 2022	**13,131**	**120,489**	**7,828**	**-117,849**	**-**	**-12**	**23,587**

DLTX
Financial Statements
12

Cash flow statement

	Third quarter		Year to date		Year end
(USD '000)	30/09/2022	30/09/2021	30/09/2022	30/09/2021	31/12/2021
Profit/-loss for the year, continued operations	-7,301	3,797	-10,100	5,697	-4,960
Profit/-loss for the year, discontinued operations	-	-	-	-	-
OPERATING ACTIVITIES					
Depreciation	2,640	182	3,233	185	635
Change in trade and other receivables	5,669	-20	9,100	-137	-6,401
Change in trade payables and other current liabilities	-2,904	-100	2,508	-77	2,003
Fair value adjustments of investments	-1,227	-3,925	-50	-7,675	279
Warrants and impairment	133	-135	238	44	195
Change in assets held for sale	-	-	-	-	-
Cash flow from operating activities	**-2,989**	**-199**	**4,929**	**-1,963**	**-8,250**
INVESTMENT ACTIVITIES					
Net expenditure on property, plant and equipment	-944	-3,661	-25,972	-3,661	-4,459
Equity accounted investments	-	-	-	-	-
Repayment from investments	1	1,024	-	2,019	2,238
Investment in other financial assets	-725	-4,706	-1,889	-22,394	-24,521
Cash flow from investment activities	**-1,669**	**-7,343**	**-27,861**	**-24,035**	**-26,742**
FINANCING ACTIVITIES					
Proceeds from new shares issued	-	2,483	12,562	21,980	22,470
Repurchase of shares	-	-	-	-	-
Sale of own shares	-	224	-	224	375
Proceeds from borrowings	3,745	8,673	3,587	8,673	22,415
Cash flow from financing activities	**3,745**	**11,379**	**16,149**	**30,877**	**45,259**
Net change in cash and cash equivalents	-912	3,837	-6,781	4,878	10,267
Cash and cash equivalents at the start of the period	5,021	2,236	11,047	1,122	1,122
Sum translation effects	-2,327	-301	-2,483	-228	-343
Cash and cash equivalents at the end of the period for cont. and disc. Operations	**1,783**	**5,772**	**1,783**	**5,772**	**11,047**

DLTX

Financial Statements

13

14 Financial Statements Revenue from cryptocurrency mining consist of income regarding mining of Filecoin (FIL) and is recognized at fair value at the time when Filecoin is received in wallet at transaction price.Providing computing power in digital asset storage to the FIL-network is an output of the Group’s ordinary activities. For providing computer power to the FIL-network, the Group recieves block awards in the form of FIL-cryptocurrency. Fair value of the cryptocurrency received is determined by using the quoted price at the time of reciept. In accordance with IFRIC updates on accounting for revenue on cryptocurrency, revenue from mining is classified under other income as it is considered outside the scope of IFRS 15 revenue from contracts with customers. As there is no specific definite guidance on accounting of cryptocurrencies, the management has excersised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the IASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations. Cryptocurrency Note 1 – Accounting policiesDLTx (the Group) consists of DLTx ASA (DLTx) and its subsidiaries. These unaudited consolidated interim financial statements consist of the Group and the Group’s interests in associated companies and joint arrangements. They are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and should be read in relation with the annual consolidated financial statement for 2021. The accounting policies applied are the same as in the annual report, unless otherwise stated below. Revenue recognition Cryptocurrency is classified and accounted for according to IAS 2 inventory, as they are used as payment in the ordinary course of the business or held for sale.Correction of Q2 2022 Report The Q2 2022 Report did not include intercompany elimination of some invoices. A correction of the eliminations will have no changes in profit and loss, or equity, but the revenue should have been USD $424,000 lower and other operating expenses USD $424,000 lower. Revenue from contracts with customers is recognized when control of the services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.Revenue from cryptocurrency mining

Note 4 – Financial assets and liabilities

Financial assets and liabilities

	Year to date	Year end
(USD '000)	30/09/2022	31/12/2021
Other long-term receivables	4,770	4,499
Other short-term receivables	1,340	6,402
Convertible loan notes	-	-
Derivatives	-	-
Investments in fund units	17,169	15,501
Cash and cash equivalents	1,782	11,047
Total financial assets	**25,061**	**37,449**
Convertible notes	-	-
Trade payables	-1,218	-963
Total financial liabilities	**-1,218**	**-963**

Fair values

	Third quarter		Year end 2021	
(USD '000)	Carrying amount	Fair value	Carrying amount	Fair Value
Other long-term receivables	4,770	4,770	4,499	4,499
Other short-term receivables	1,340	1,340	6,402	6,402
Convertible loan notes	-	-	-	-
Derivatives	-	-	-	-
Investments in fund units	17,169	17,169	15,501	15,501
Cash and cash equivalents	1,782	1,782	11,047	11,047
Total financial assets	**25,061**	**25,061**	**37,449**	**37,449**
Convertible notes	-	-	-	-
Trade payables	-1,218	-1,218	-963	-963
Total financial liabilities	**-1,218**	**-1,218**	**-963**	**-963**

DLTX Financial Statements 15

Note 5 – Cash and cash equivalents

	Year to date	Year end
(USD '000)	30/09/2022	31/12/2021
Cash and bank deposits	1,682	10,705
Restricted bank deposits	100	341
Total cash and cash equivalents in the statement of financial position	**1,782**	**11,047**
Cash and cash equivalents related to discontinued operations	-	-
Cash and cash equivalents in the statements of cash flow	**1,782**	**11,047**

Note 6 – Related party disclosures

Name	Position	Shares	Options	CFDs
Thomas Christensen	CEO	1,373,334	1,100,000	-
Simon Campbell	COO	2,492,235	1,000,000	-
David Johnston	CSO	7,912,433	1,000,000	1,000,000
Roger Lund	VP Strategy	81,500	600,000	-
Timothy Furey	VP Acquisitions & Operations	1,191,983	166,666	250,000
Jonathan Mohan	Head of Partnerships	97,669	333,333	773,333
James Haft	Chairman of the board	11,173,593	1,050,000	1,000,000
Kari Mette Toverud	Member of the board	128,412	543,000	-
Viggo Leisner	Member of the board	630,000	500,000	-
Total		**25,081,159**	**6,292,999**	**3,023,333**

DLTX Financial Statements 16

Note 7 – Business combinations

The 12.03.2022, DLTx acquired 100% of DSM Tech Enterprises Inc. (DSM) with the subsidiaries Midwest Blockchain Company LLC, Filtech SPV LLC, DSM Tech Enterprises UK LTD and Afton Checking LLC. The purchase price was USD $11.416 million and financed by issuing 12,572,042 new shares in DLTx ASA. The companies acquired are all tech companies which configurate, build and deploy high-compute hardware solutions that support blockchain protocols.

The net assets acquired in the acquisition of DSM and its subsidiaries are as follows:

(USD '000)	DSM with subsidiaries
ASSETS	
Intangible asset	-
Financial investments	100
Property, plant and equipment	2,508
Inventories	1,224
Other receivables	7,696
Cash and cash equivalents	410
Total assets	**11,937**
LIABILITIES	
Other long term liabilities	2,491
Deferred tax	280
Trade payables	1,386
Other current liabilities	3,972
Total liabilities	**8,130**
Net identifiable assets and liabilities at fair value	3,808
Goodwill	7,608
Purchase consideration transferred	**11,416**
Shares issued, at fair value	11,416
Cash	-
Total consideration	**11,416**
Paid in cash	-
Cash received	410
Net decrease/(increase) in cash	**410**

Included in the goodwill are possible future external storage contracts and employees with special skills. These intangible assets do not fulfill the recognition criteria under IAS 38 and are therefore not recognised separately.

DLTX Financial Statements 17